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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC FILE NUMBER 0000785819
CUSIP NUMBER 284853306

(Check One): X  Form 10-K    Form 20-F    Form 11-K    Form 10-Q    Form N-SAR

For Period Ended:  July 31, 2002

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Electric & Gas Technology, Inc.
Full Name of Registrant

Former Name if Applicable

13636 Neutron Road
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75244-4410
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company on advice from its accountants and lawyers has been advised to obtain this extension of time to file its Form 10-K for the year ended July 31, 2002 in order to complete the audit. The Company expects to be able to complete its filing during the late filing period provided by this Form.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Fred M. Updegraff (Name)
972
	(Area Code)	934-8797 (Telephone Number)

2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   X  Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes    X  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Electric & Gas Technology, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  October 28, 2002 By__/s/ Fred M. Updegraff_

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Exhibit A

Whitley Penn

860 W. Airport Freeway

Suite 601

Hurst, Texas 76054

October 28, 2002

Securities and Exchange Commission

Washington, D.C. 20549
Re; Electric & Gas Technology, Inc.
Gentlemen:
As auditors for Electric & Gas Technology, Inc. ("ELGT") this correspondence is intended to confirm the statement contained in Part III of the Form relating to the reasons for ELGT's filing of Form 12b-25. The Company's lawyers and we have advised ELGT to obtain an extension of time to file its Form 10-K in order to perform the audit. We expect to be able to finish the audit in time to file the subject Form 10-K during the late filing period provided by the Form 12b-25.
Sincerely,
/s/ Whitley Penn
Whitley Penn